Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(millions of dollars)
Earnings, as defined:
Net income	$345	$102	$97	$20	$12
Income taxes	56	25	(14)	28	4
Fixed charges included in the determination of net income, as below	155	124	103	52	53
Amortization of capitalized interest	6	3	2	—	—
Distributed income of equity method investee	—	—	—	—	—
Less: Equity in earnings of equity method investee and non-economic ownership interests	(16)	(16)	(7)	—	4
Total earnings, as defined	$546	$238	$181	$100	$73

Fixed charges, as defined:
Interest expense	$147	$117	$100	$49	$51
Rental interest factor	8	7	3	3	2
Fixed charges included in the determination of net income	155	124	103	52	53
Capitalized interest	—	—	4	30	15
Total fixed charges, as defined	$155	$124	$107	$82	$68

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	3.52	1.92	1.69	1.22	1.07
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.